UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☒ Form C-TR: Termination of Reporting

Name of issuer
Verve Romance Inc. (formally known as Book+Main, Inc.)

Legal status of issuer

> ***Form***
> C-Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> March 31, 2017

Physical address of issuer
222 Merchandise Mart Plaza, Suite 1212, Chicago, IL, 60654 USA

Website of issuer
http://ververomance.com (formally http://bookandmain.com)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tracey Suppo
_____
(Signature)

Tracey Suppo
_____
(Name)

Chief Executive Officer, President and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/Tracey Suppo
_____
(Signature)

Tracey Suppo
_____
(Name)

Chief Executive Officer, President and Director
_____
(Title)

9/16/2021
_____
(Date)

/s/ Toni McCarty

(Signature)

Toni McCarty

(Name)

Chief Financial Officer

(Title)

9/16/2021

(Date)

/s/Kyle Backer

(Signature)

Kyle Backer

(Name)

Director

(Title)

9/16/2021

(Date)